SEC File Number: 001-38795

CUSIP Number: 776153108

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-CEN
☐ Form NCSR

For Period Ended: September 30, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:___________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Digital Transformation Opportunities Corp.

Full Name of Registrant

Former Name if Applicable

10485 NE 6th Street, Unit 3930

Address of Principal Executive Office (Street and Number)

Bellevue, Washington 98004

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semiannual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form NCSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, NCEN, NCSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Digital Transformation Opportunities Corp. (the “Company”), is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the quarter ended September 30, 2021(the “Form 10-Q”). The Company historically classified a portion of its shares of Class A common stock as permanent equity to maintain stockholders’ equity greater than $5,000,000 on the basis that the Company will consummate its initial business combination only if the Company has net tangible assets of at least $5,000,001. However, in light of recent comment letters issued by the Securities and Exchange Commission to several special purpose acquisition companies, management re-evaluated the Company’s application of ASC 480-10-99 to its accounting classification of its shares of Class A commons stock. Upon re-evaluation, management determined that the shares of Class A common stock include certain provisions that require classification of such shares as temporary equity regardless of the minimum net tangible asset required by the Company to complete its initial business combination.

The Company intends to include a restatement footnote in the Form 10-Q to reflect the corrections for the reclassification related to temporary equity and permanent equity with respect to its balance sheets as of March 12, 2021, March 31, 2021 and June 30, 2021 and the statements of operations for the three months ended March 31, 2021, and the three and six months ended June 30, 2021. Given the scope of the process to prepare such restatement footnote, the Company is unable to complete and file the Form 10-Q by the required due date of November 15, 2021 without unreasonable effort and expense. The Company does, however, expect to file such report within five calendar days thereof

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kyle Francis	1 (360)	949-1111
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

DIGITAL TRANSFORMATION OPPORTUNITIES CORP
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 15, 2021	By:	/s/ Kyle Francis
Kyle Francis, Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).